File Number: 0-13722

02036447

P.E 5.15.02

SEC MAIL PROCESSING
RECEIVED
MAY 15 2002
WASH, D.C. 165 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street. N.W.
Washington, D.C. 20549

Report of Foreign Issuer
Persuant to Rule 13a-6 or 15d-16 under
The Securities Exchange Act of 1934

**Annual General Meeting of AB SKF**

**SKF's acquisition of UK bearings business finalised**

Aktiebolaget SKF
(Exact name of Registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

SE-415 50 Göteborg, Sweden
(Address of principal executive offices)

PROCESSED
MAY 20 2002
THOMSON
FINANCIAL

Aktiebolaget SKF

SKF

6

3 May

SEC MAIL PROCESSING
RECEIVED
MAY 15 2002
WASH. D.C. 165 SECTION

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aktiebolaget SKF
(publ)

Lars G Malmer　　　　Tore Bertilsson

SKF

# Press release

## Annual General Meeting of AB SKF

The Annual General Meeting of Aktiebolaget SKF, Parent Company of the SKF Group, was held in Göteborg on Thursday, April 18, 2002, under the chairmanship of Mr Anders Scharp.

The income statements and the balance sheets of the Parent Company and the Group were adopted, together with the Board's proposal for distribution of surplus. The proposed dividend of SEK 6.00 per share was approved. To be entitled to receive the dividend for 2001, shareholders must be recorded in the share register on April 23.

The following Board members were reelected: Mr Anders Scharp, Mr Sune Carlsson, Mr Sören Gyll, Mr Helmut Werner, Mr Vito H Baumgartner, Ms Ulla Litzén, Mr Clas Åke Hedström and Mr Philip N Green.

The Annual General Meeting also decided to introduce a conversion clause in the Articles of Association of AB SKF with the following wording.

"Shares of Series A shall on request by their owners be converted to shares of Series B. A conversion request, which shall be done in writing and state the number of shares to be converted, shall be made to the company. The company shall without delay notify the conversion to the Patent- and Registration Office for registration. The conversion is executed when the registration has taken place."

At the statutory meeting of the Board following the Annual General Meeting, Mr Anders Scharp was elected Chairman.

Göteborg, April 18, 2002

Aktiebolaget SKF
(Publ.)

Further information can be obtained from:
Lars G Malmer, Group Communication, tel +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

# Press release

RECEIVED
MAY 15 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 165

## SKF's acquisition of UK bearings business finalised

SKF's acquisition of 75 percent of the shares in NSK Aerospace Europe Ltd. at Stonehouse in UK has now been finalised. The agreement is signed and SKF will take over the operations as from May 1, 2002.

The company, whose name will now be changed to Aeroengine Bearings UK, designs, manufactures and sells bearings for main shafts and gearboxes for jet engines. The main customer is Rolls Royce.

The company has some 260 employees, and the annual sales figure is about 230 million SEK.

Göteborg, April 22, 2002
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel. +46 31 337 1541, e-mail: Lars.G.Malmer@skf.com
Marita Björk, Investor Relations, tel. +46 31 337 1994, e-mail: Marita.Bjork@skf.com